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As filed with the Securities and Exchange Commission on September 24, 2001

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-3
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

TRANSGENOMIC, INC.

(Exact name of registrant as specified in its charter)

Delaware	91-1789357
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

12325 Emmet Street,
Omaha, Nebraska 68164
(402) 452-5400

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Collin J. D'Silva
President and Chief Executive Officer
12325 Emmet Street
Omaha, Nebraska 68164
(402) 452-5400

(Name, address, including zip code, and telephone number, including area code, of agent for service)

with copies to:
Steven P. Amen
Kutak Rock LLP
1650 Farnam Street
Omaha, Nebraska 68102
(402) 346-6000

    Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement as determined by market conditions.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /x/

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

CALCULATION OF REGISTRATION FEE

Title of Shares To be Registered	Amount to Be Registered	Proposed Maximum Aggregate Price per Share(1)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Common Stock, $0.01 par value	4,773,699	$7.35	$35,086,687	$8,772

(1)
Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c). Based on the closing sale prices of a share of Transgenomic, Inc. common stock on September 19, 2001 as reported by the Nasdaq Stock Market.

    The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

This Prospectus and the information contained herein are subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

PRELIMINARY PROSPECTUS DATED SEPTEMBER 24, 2001

4,773,699 Shares

Common Stock

    The holders of 4,773,699 shares of our common stock may sell some or all of these shares under this prospectus. These stockholders may sell the shares at the then prevailing market price for the shares at the time of the sale, or at other prices. We will not receive any of the proceeds from the sale of these shares by these stockholders.

    In July, 2000 we sold 5,152,000 shares of our common stock in our initial public offering. The underwriters of our initial public offering are not underwriting any of the shares being sold by the selling stockholders. Prior to our initial public offering, there was no public market for our common stock.

    Our common stock is listed on the Nasdaq National Market under the symbol TBIO.

    The selling stockholders are offering the common stock as described under "Plan of Distribution."

    Investing in the common stock involves a high degree of risk. See "Risk Factors" beginning on page 6.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

September  , 2001

    This prospectus contains references to our registered trademarks WAVE® and DNASep®. WAVEMaker™, WAVE Optimized™ and the Transgenomic name and the Transgenomic logo are our trademarks. All other trademarks or trade names referred to in this prospectus are the property of their respective owners.

PROSPECTUS SUMMARY

    The summary highlights selected information contained in or incorporated into this prospectus. This summary does not contain all the information you should consider before investing in our common stock. We urge you to carefully read this entire prospectus along with the information that is incorporated by reference into this prospectus. You should carefully consider the information discussed under "Risk Factors" before you decide to purchase our common stock.

Our Business

    We provide innovative tools for the separation and analysis of nucleic acids to researchers seeking to discover and understand variations in the human genetic code and the relationship of these variations to disease. In addition, our tools are versatile and can be used for size-based double-strand DNA separation and analysis, single-strand DNA separation and analysis and DNA purification. Effective May 1, 2001, we acquired Annovis, Inc, a specialty chemicals company that develops, manufactures and markets a wide variety of nucleic acid-based products and services for the life sciences industry. This acquisition expands our consumable product offerings. Our business plan is to focus on providing enabling tools and related consumable products based on propriety technology to the genomics segment of the life sciences industry.

Our Technology and Products

    Our WAVE System is a versatile system that can be used for variation detection, size-based double-strand DNA separation and analysis, single-strand DNA separation and analysis and DNA purification. Because of this versatility, the WAVE System can essentially replace the use of traditional gel electrophoresis in the molecular biology laboratory. Our patented technology uses a process known as high performance liquid chromatography to separate DNA material so that genetic variation may be identified and analyzed. In this process, DNA is injected into a special tube or column containing microscopic polymer beads. These micro-beads have special surface chemistries that cause the DNA molecules to attach to the surface of the beads. A chemical reagent is then pumped through the column under carefully controlled pressure and temperature conditions causing the DNA molecules to be selectively released from the beads so that they can be separated and measured. Our proprietary software controls the entire process and produces the results of the operation in an easy-to-read chart format. Once the DNA sample is loaded into the instrument and necessary data is entered into the software, the process requires virtually no additional input from the researcher. By using our patented DNASep®, OLIGOSep® and RNASep™ columns and specifically formulated reagents that we have developed for various applications, the researcher is able to achieve a consistent high-quality result.

    Our specialty chemicals consist of nucleic acid building blocks ("phosphoramidites"), fluorescent markers and dyes, associated reagents and oligomimetics. Oligomimetics are chemically-modified DNA and RNA molecules exhibiting proven enhancements in stability, bioavailability, specificity and efficacy making them excellent candidates for use in clinical applications such as genetic diagnostics and therapeutics. Oligomimetics may also be used in DNA diagnostics and chip technology.

Research and Development

    We maintain an active research and development program. Our research and development work is focused on developing additional functionality in the WAVE System that will allow us to sell additional applications other than those addressing genetic variation discovery. Our research and development activities include the improvement of the DNA separation media used in our columns and the refinement of the hardware and software components of the WAVE System.

    We are also developing improved methods and procedures to enable researchers to use the WAVE System to screen DNA samples for variations known to be related to genetic disease. We believe the

WAVE System will be an attractive tool for this group of users because it will allow them to use the same validated methodology used to discover a variation and its link to disease to screen for that variation in a large population. We are working to make the screening process faster and more automated through the development of new software and improved separation media and instrumentation.

Customers

    Since the product launch in August 1997 we have sold over 600 WAVE Systems in over 25 countries to core laboratory facilities, academic research centers, medical institutions and biopharmaceutical companies. Customers that have purchased at least one WAVE System include Harvard University, Stanford University, Baylor College of Medicine, University of Chicago, Fred Hutchison Cancer Research Facility, Mayo Clinic, National Cancer Institute, National Institutes of Health, Institut Curie, University of Cambridge, Wellcome Trust-Oxford University, Institut Gustave Roussy, SmithKline Beecham, Bristol-Meyers Squibb, Millennium Pharmaceuticals, Merck & Company, Novartis and Eli Lilly and Company.

    Our specialty chemical products have over 600 customers in over 20 countries and include many large pharmaceutical and biotechnology companies and academic research centers. Customers include Abbott Laboratories, Affymetrix, AstraZenceca, Avecia, Fisher Scientific, Genset, Geron, Hitachi, Isis Pharmaceuticals, La Jolla Pharmaceuticals, Life Technologies, Lynx Therapeutics, MWG Biotech, Roche Biosciences, Ribozyme Pharmaceuticals and SmithKline Beecham.

Recent Developments

    We acquired Annovis, Inc. effective May 1, 2001. The acquisition was structured as a merger and resulted in Annovis becoming our wholly-owned subsidiary. We issued approximately 1.9 million shares of our common stock and paid approximately $600,000 in cash to acquire Annovis. A total of 15% of the shares of common stock we issued in the merger are held in an escrow account with a bank and will be delivered to the former shareholders of Annovis upon satisfaction of conditions described in the merger agreement. The shares of our common stock issued in connection with the acquisition of Annovis, Inc., may be sold pursuant to this prospectus.

    On September 11, 2001, terrorists attacked locations in the United States. We have not yet fully analyzed the impact that these events may have on our business. Like other American businesses, it is not clear whether we will suffer any direct or indirect impact from the attacks. We may be adversely impacted if these events cause a downturn in the global economy, disrupt shipping methods, change import and export controls, cause significant fluctuations in foreign currency exchange rates, delay purchasing decisions or have other negative effects which cannot now be anticipated.

General Information

    We were incorporated in Delaware on March 6, 1997. Our principal office is located at 12325 Emmet Street, Omaha, Nebraska 68164 (telephone: 402-452-5400). We maintain manufacturing facilities in Omaha, Nebraska, San Jose, California, Aston, Pennsylvania, Glasgow, Scotland and Newcastle, England. We maintain research and development offices in Gaithersburg, Maryland, San Diego, California, and Sheffield, England.

    Our website is located at http:// www.transgenomic.com. The information contained in our website is not part of this prospectus, and you should rely only on the information contained in this prospectus in deciding whether to invest in our common stock.

Shares to be Sold by Selling Stockholders

Common Stock offered by Selling Stockholders	4,773,699 shares (1)
Common Stock outstanding	23,186,901 shares (2)

(1)
Includes 105,870 shares issuable upon the exercise of outstanding options.

(2)
The number of shares outstanding does not include (i) 105,870 shares that will be issued upon the exercise of outstanding warrants or (ii) the shares that we could issue under our employee stock option plan. As the date of this prospectus, we have outstanding options to purchase 5,138,281 shares of common stock at exercise prices ranging from $5.00 to $13.00 per share. We may issue options to acquire up to 1,574,350 additional shares of our common stock under this plan.

RISK FACTORS

    You should consider carefully the following risk factors and all other information contained in this prospectus before purchasing our common stock. Investing in our common stock involves a high degree of risk. Any of the following risks could harm our business, financial condition and results of operations and could result in a complete loss of your investment.

Our limited operating history as a company focused on life sciences technologies and applications subjects us to risks inherent in the development of a new business enterprise and to the risk that we may not achieve profitability.

    We have a limited operating history as a company focused on life sciences technologies and applications and are at a relatively early stage of development in this business. Our future financial performance will depend on the growth in demand for automated DNA separation and analysis enabling technologies. The genomics market is new and emerging, is rapidly evolving, is characterized by an increasing number of market entrants, and will be subject to frequent and continuing changes in standards, customers' preferences and technology. As a result, our business is subject to all of the risks inherent in the development of a new business enterprise, such as the need:

  •
  to develop a market for our products;

  •
  to obtain enough capital to support the expenses of developing and commercializing our products; and

  •
  to attract and retain qualified management, sales, technical and scientific staffs.

    Our future operating results will depend on a number of factors, including the market acceptance of our products, the introduction of new products by our competitors, our ability to adapt our technology to the commercial needs of our customers and to developments in the genomics industry, and the timing and extent of our research and development efforts. Our limited operating history in the life sciences industry makes accurate prediction of future operations difficult.

We have a history of operating losses and expect to incur losses in the future.

    We experienced losses from operations of $2.8 million during the six months ended June 30, 2001, $8.7 million in fiscal 2000, $6.9 million in fiscal 1999 and $2.0 million in fiscal 1998. These losses were mostly due to research and development expenses and sales and marketing expenses related to the development and marketing of our WAVE System. In order to continue to enhance our WAVE System and related products, develop new products, increase the pace of installations and expand our marketing, sales and customer support service staffs, we expect to incur increases in our expenses over the next several years. As a result, we could continue to incur losses for the foreseeable future and may never be profitable.

Our technology and products are relatively new and may not gain market acceptance among genomics researchers.

    Our WAVE System and other automated DNA separation and analysis products are relatively new products. Market acceptance of our products is dependent upon factors, some of which are not in our control, such as continued growth in the genomics industry, the availability and price of competing products and technologies, the success of our sales efforts, and the acceptance of our product by the academic and research community, such as biologists, geneticists and biochemists, who are more familiar with the existing, traditional methods of DNA separation and analysis. Our products must compete against well-established techniques, such as gel and capillary electrophoresis and sequencing-based technologies. We cannot be certain that our products will replace or compete successfully against existing products or that our products will achieve market acceptance. If our products do not achieve market acceptance, we may not achieve profitability.

If ethical and other concerns surrounding the use of genetic information become widespread, we may have less demand for our products.

    Genetic testing has raised ethical issues regarding confidentiality and the appropriate uses of the resulting information. For these reasons, governmental authorities may call for limits on or regulation of the use of genetic testing or prohibit testing for genetic predisposition to disease, particularly for those that have no known cure. Any of these scenarios could reduce the potential markets for our products, which could limit our future revenues.

The sale of our products involves a lengthy sales cycle that makes our revenues difficult to forecast.

    Our ability to obtain customers for our WAVE System and related accessories depends in large part on the perception that our products can help accelerate basic genomics research, diagnostic testing and related applications such as drug discovery and development efforts. A WAVE System sells for between $60,000 to $100,000 depending on its features and accessories. For many potential customers, who are often constrained by limited research budgets, this will be a large capital outlay. Additionally, the sales cycle is often three to six months long due to the need to educate potential customers as to the benefits and use of our WAVE System. We also need to effectively communicate the benefits of our WAVE System to a variety of constituencies within potential customer groups, including research and development personnel and key management. We may expend substantial funds and sales effort with no assurance that a sale will result. Due to the lengthy sales cycle required, our revenues could be difficult to forecast.

Should our future business plans dictate a need to raise additional funding, such funding may not be available.

    To date, we have financed our operations primarily from the net proceeds of a $69.9 million public offering of common stock, a $10.0 million private offering of common stock, a $12.0 million issuance of convertible notes and borrowings under our former $5.0 million bank line of credit. Although we will continue to need substantial amounts of cash for research and development, the expansion of our sales and marketing infrastructure and for our capital and operating expenses, we currently anticipate that our existing cash and investment balances are sufficient to finance our existing business plan. If we revise our business plan we may need to raise additional capital. The amount of additional capital that we may need to raise will depend on many factors, including:

  •
  the level of our research and development activities;

  •
  market acceptance of any new products and technologies;

  •
  expenditures in connection with alliances and license agreements and in acquiring new businesses and technologies;

  •
  costs incurred in enforcing and defending our patent claims and other intellectual property rights; and

  •
  the cost of financing the purchase of additional capital equipment and development tools.

    We may need to raise the additional capital in the future through bank financing or strategic investments. Additional financing may not be available to us when we need it, or, if available, we cannot assure that we will be able to obtain such financing on terms favorable to our stockholders or us. If we raise additional capital by issuing equity securities, the issuance of such securities would result in ownership dilution to our stockholders.

Our WAVE System includes hardware components and instruments manufactured by a single supplier and if we were no longer able to obtain these components and instruments our ability to manufacture our products could be impaired.

    We currently rely on a single supplier, Hitachi Instruments, Inc., to provide the basic instrument used in our WAVE System. While other suppliers of instrumentation and computer hardware are available, we believe that our arrangement with Hitachi offers strategic advantages. If we were required to seek alternative sources of supply, it could be time consuming or expensive or require significant and costly modification of our WAVE System. Also, if we were unable to obtain instruments from Hitachi in sufficient quantities or in a timely manner, our ability to manufacture our products could be impaired, which could limit our future revenues.

Our chromatographic columns, a core component of the WAVE System, are manufactured at a single facility that is located in an earthquake-prone area.

    All of our proprietary DNASep, OLIGOSep and RNASep columns are manufactured at our manufacturing facility in San Jose, California, which is located in an earthquake-prone area. In the event our manufacturing facility or equipment was affected by man-made or natural disasters, we would be unable to manufacture our products for sale or meet customer demand or sales projections. If our manufacturing operations were curtailed or ceased for any significant period of time, it could limit our future revenues.

We face, and will continue to face, intense competition, both in the U.S. and abroad, from companies that are engaged in the development of products that analyze DNA and provide genetic information.

    The nucleic acid analysis and separations markets are highly competitive. Our principal competitors include other biotechnology companies that provide alternative technologies and products for the separation and analysis of DNA. Many of our competitors have greater financial, operational, sales and marketing resources and more experience in research and development and commercialization than we have. Moreover, some of our competitors have greater name recognition than we do and provide more conventional technologies and products with which some of our customers and potential customers may have more familiarity or experience. In order to effectively compete against alternative technologies we will need to demonstrate the superior performance, speed, capabilities and cost effectiveness of our WAVE System.

    Extensive research efforts and rapid technological progress characterize the genomics industry. To remain competitive, we will be required to continue to expand and enhance the functionality of our DNA separation and analysis equipment and to offer comprehensive DNA analysis, and complimentary applications and solutions, with greater ease of use. This will include the need to increase the WAVE System's capacity and to develop new instrumentation, software and application kits to allow the system to provide a broader range of DNA and RNA separation and analysis applications. New products may require additional development work, enhancement, testing, or further refinement before they can be made commercially available and, therefore, we could experience significant delays in the development and manufacture of our products. Even after new products are made commercially available, unforeseen technical difficulties could arise, requiring additional expenditures by us to correct such difficulties and possibly resulting in further delays. We cannot be certain that new products will be successfully developed at all.

Our patents may not protect us from others using our technology which could harm our business and competitive position.

    Our business and competitive position are dependent upon our ability to protect our proprietary technology. While we currently hold a number of domestic and foreign patents and licenses, the issuance of a patent is not conclusive as to its validity or enforceability, nor does it provide the patent holder with freedom to operate without infringing the patent rights of others. Our patents or licenses could be challenged by litigation and, if the outcome of such litigation were adverse to us, our competitors could be free to use our technology. As a result, the invalidation of key patents owned by or licensed to us or non-approval of pending patent applications could increase competition for our products. We may not be able to obtain additional patents for our technology, or if we are able to do so, patents may not provide us with substantial protection or be commercially beneficial. Our patent applications may not protect our products because of the following reasons:

  •
  we cannot be certain that any of our pending patent applications will result in additional issued patents;

  •
  we may develop additional proprietary technologies that are not patentable;

  •
  we cannot be certain that any patents issued or licensed to us will provide a basis for commercially viable products;

  •
  we cannot be certain that any patents issued or licensed to us will not be challenged or circumvented or invalidated by third parties; and

  •
  we cannot be certain that any patents issued to others will not have an adverse effect on our ability to do business.

    Patent law relating to the scope of claims in the technology fields in which we operate is still evolving. The degree of future protection for our proprietary rights is uncertain. Furthermore, we cannot be certain that others will not independently develop similar or alternative products or technology, duplicate any of our products, or, if patents are issued to us, design around the patented products developed by us. In addition, we could incur substantial costs in litigation if we are required to defend ourselves in patent suits brought by third parties or if we initiate such suits.

We cannot be certain that other measures taken to protect our intellectual property will be effective.

    We rely upon trade secret protection, copyright and trademark laws, non-disclosure agreements and other contractual provisions for some of our confidential and proprietary information that is not subject matter for which patent protection is being sought. Such measures, however, may not provide adequate protection for our trade secrets or other proprietary information. If they do not protect our rights, third parties could use our technology and our ability to compete in the market would be reduced. While we require employees, academic collaborators and consultants to enter into confidentiality agreements and/or intellectual property assignments where appropriate, any of the following could still occur:

  •
  proprietary information could be disclosed or others may gain access to such information;

  •
  others may independently develop substantially equivalent proprietary information and techniques;

  •
  we may not have adequate remedies for any breach; or

  •
  we may not be able to meaningfully protect our trade secrets.

We are dependent upon our licensed technologies and may need to obtain additional licenses in the future to offer our products and remain competitive.

    We have acquired or licensed key components of our technologies from third parties. If these agreements were to terminate prematurely or if we breach the terms of any licenses or otherwise fail to maintain our rights to such technology, we may lose the right to manufacture or sell our products. In addition, we may need to obtain licenses to additional technologies in the future in order to keep our products competitive. If we fail to license or otherwise acquire necessary technologies, we may not be able to develop new products that we need to remain competitive.

The protection of intellectual property in foreign countries is uncertain.

    We have sold approximately 50% of our WAVE Systems to customers located outside the U.S. The patent and other intellectual property laws of some foreign countries may not protect our intellectual property rights to the same extent as U.S. laws. We may need to bring proceedings to defend our patent rights or to determine the validity of our competitors' foreign patents. These proceedings could result in substantial cost and diversion of our efforts. Finally, some of our patent protection in the U.S. is not available to us in foreign countries due to the laws of those countries.

Our products could infringe on the intellectual property rights of others which could require us to pay substantial royalties.

    There are a significant number of U.S. and foreign patents and patent applications submitted for technologies in, or related to, our area of business. As a result, any application or exploitation of our technology could infringe patents or proprietary rights of others and any licenses that we might need as a result of such infringement might not be available to us on commercially reasonable terms, if at all. This may lead others to assert patent infringement or other intellectual property claims against us. We may have to pay substantial damages, including treble damages, for past infringement if it is ultimately determined that our products infringe on another party's intellectual property rights. We could also be prohibited from selling our products before we obtain a license, which, if available at all, may require us to pay substantial royalties. Even if a claim is without merit, defending a lawsuit takes significant time, may be expensive and may divert management attention from other business concerns.

We depend on attracting and retaining key employees.

    We are highly dependent on the principal members of our management staff and research and development group, including Collin J. D'Silva, our Chief Executive Officer. We have entered into employment agreements with Mr. D'Silva and some, but not all, of our other key employees. The loss of services of any of these individuals could seriously harm our product development and commercialization efforts for our new life sciences products. Our future success will also depend on our ability to attract, hire and retain additional personnel, including sales and marketing personnel, technical support and customer service staff and application scientists. There is intense competition for qualified personnel in our industry, especially for experienced personnel in the areas of chemistry and molecular biology, software and electrical engineering, manufacturing and marketing, and there can be no assurance that we will be able to continue to attract and retain such personnel. Failure to attract and retain key personnel could reduce our ability to continue development of our DNA separation and analysis technology and to successfully market our products.

We will need to effectively manage our growth if we are to successfully implement our strategy.

    The number of employees and scope of our business operations are expected to grow as we continue the commercialization of our WAVE System. This growth may place a strain on our management and operations. Our ability to manage our growth will depend on the ability of our officers and key employees to continue to implement and improve our operational, management information and financial control systems and to expand, train and manage our work force both in the U.S. and abroad. We may be required to open non-U.S. offices in addition to our current U.K., Japan and satellite European offices, which could result in additional burdens on our systems and resources. Our inability to manage our growth effectively could affect our ability to pursue business opportunities and expand our business.

Our failure to comply with any applicable government regulations or otherwise respond to claims relating to improper handling, storage or disposal of hazardous chemicals which we use may adversely affect our results of operations.

    Our research and development and manufacturing activities involve the controlled use of hazardous materials and chemicals, including acetonitrile. We are subject to federal, state and local laws and regulations governing the use, storage, handling and disposal of hazardous materials and waste products. If we fail to comply with applicable laws or regulations, we could be required to pay penalties or be held liable for any damages that result and this liability could exceed our financial resources. We cannot assure you that accidental contamination or injury will not occur. Any such accident could damage our research and manufacturing facilities and operations, resulting in delays and increased costs.

FORWARD-LOOKING STATEMENTS

    We have made forward-looking statements in this prospectus and the documents that are incorporated into this prospectus by reference, see "Incorporation of Certain Documents by Reference". These statements are subject to risks and uncertainties. Many of these forward-looking statements refer to our plans, objectives, expectations and intentions, as well as our future financial results. You can identify these forward-looking statements by forward-looking words such as "expects," "anticipates," "intends," "plans," "may," "will," "believes," "seeks," "estimates" and similar expressions. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause our actual results to differ materially from those expressed or implied by these forward-looking statements, including our plans, objectives, expectations and intentions and other factors discussed under "Risks Related to Our Business" and other factors identified by cautionary language used elsewhere in this prospectus and the incorporated documents.

SELLING STOCKHOLDERS

    The following table shows the number of shares beneficially owned by each of the selling stockholders. This prospectus also relates to any additional shares of common stock which may become issuable to the selling stockholders by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of our outstanding shares of common stock. The shares offered by this prospectus may be offered from time to time by the selling stockholders. A total of 294,522 shares issued in connection with the acquisition of Annovis, Inc. will be held in escrow until May 29, 2002. Such shares may not be sold until they are released from escrow.

    A number of the selling stockholders are non-officer employees of Transgenomic. No other selling stockholder holds any position or office with Transgenomic or has any other material relationship with us.

    Percentage ownership is based on the 23,186,901 shares of our common stock outstanding as of August 24, 2001. For purposes of computing the percentage of outstanding shares held by each person or group of persons named below, any security which such person or group of persons has the right to acquire within 60 days is deemed to be outstanding for the purpose of computing the percentage ownership for such person or persons, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. The estimate of shares owned after this offering assumes that all shares offered by the prospectus are sold. These estimates may prove to be inaccurate because the selling stockholders may offer all or some of their shares and because there currently are no agreements, arrangements or understandings with respect to the sale of any of the shares.

	Shares Beneficially Owned Prior to the Offering			Shares Beneficially Owned After the Offering
Name			Shares to be Sold
	Number	Percentage		Number	Percentage
Consolidated Investment Corp.	33,613	*	33,613	0	*
Max H. Callen	5,891	*	5,891	0	*
Eames Irvin	4,071	*	471	3,600	*
Allen J. Moore	3,417	*	3,417	0	*
George W. Peterson	8,601	*	8,601	0	*
William B. Shreve Trust	11,246	*	2,946	8,300	*
Thomas C. Smith	63,420	*	47,420	16,000	*
A. John Walters	9,691	*	5,891	3,800	*
John P. Kanouff	16,850	*	16,850	0	*
Robert H. Taggart	3,370	*	3,370	0	*
James M. McCrory	500	*	500	0	*
Leroy J. Schroeder	2,500	*	2,500	0	*
Michael R. Fugler	800	*	800	0	*
David M. Dobson	500	*	500	0	*
Frank T. Marino	500	*	500	0	*
Chancellor Private Capital Partners III, L.P.	260,649	1.1%	260,649	0	*
Citiventure 96 Partnership L.P.	1,118,934	4.8%	1,118,934	0	*
Chancellor Private Capital Offshore Partners II, L.P.	429,142	1.8%	429,142	0	*
Chancellor Private Capital Offshore Partners I, C.V.	40,117	*	40,117	0	*

Drake & Co. for the account of Citiventure III	443,584	1.9%	443,584	0	*
Berkely Investments Limited	126,083	*	126,083	0	*
Daystar Realty Limited	57,310	*	57,310	0	*
Hambrecht & Quist California	27,509	*	27,509	0	*
Hambrecht & Quist Employee Venture Fund, L.P. II	27,509	*	27,509	0	*
CLSP, L.P.	135,253	*	135,253	0	*
CLSP/SBS I, L.P.	50,433	*	50,433	0	*
CLSP/SBS II, L.P.	20,631	*	20,631	0	*
Steve Elms	2,292	*	2,292	0	*
John Rumsey	2,292	*	2,292	0	*
Rob Olan	2,292	*	2,292	0	*
Vivek Jain	2,292	*	2,292	0	*
Dennis Purcell	2,292	*	2,292	0	*
George Montgomery	2,292	*	2,292	0	*
3i PLC	13,976	*	13,976	0	*
John Bremner	2,281	*	2,281	0	*
Dunedin Enterprise Investment Trust PLC	35,677	*	35,677	0	*
Euclid Partners III, L.P.	231,396	1.0%	231,396	0	*
Anthony Giordano	1,515	*	1,515	0	*
Morton Goldberg	405	*	405	0	*
Grotech III Companion Fund, L.P.	2,007	*	2,007	0	*
Grotech III Pennsylvania Fund, L.P.	1,149	*	1,149	0	*
Grotech Partners III, L.P.	18,414	*	18,414	0	*
Joseph Hall	28,483	*	28,483	0	*
Brendan Hamil	4,305	*	4,305	0	*
David Jacobs	135	*	135	0	*
Urbanex Co., Ltd.	28,409	*	28,409	0	*
Michael Lewis	539	*	539	0	*
Maria Maccecchini	158,229	*	108,229	50,000	*
Hugh Mackie	1,865	*	1,865	0	*
Personal Assets Investments Limited	9,457	*	9,457	0	*
Douglas Picken	2,176	*	2,176	0	*
Saul Cherkofsky & Marjorie Cherkofsky TR UA 11/3/94 Saul C. Cherkofsky Trust	768	*	768	0	*
Jill M. Roberts-Lewis	135	*	135	0	*
S.R. One, International BV	21,344	*	21,344	0	*
S.R. One, Limited	1,108,133	4.8%	1,108,133	0	*
S.R. One Limited UK	118,210	*	118,210	0	*
Scottish Enterprise	21,819	*	21,819	0	*
Sowa Trading Co. Inc.	26,269	*	26,269	0	*
Trustees of the University of Pennsylvania	20,714	*	20,714	0	*
David Weiner	216	*	216	0	*

Ian Wilkie	28,484	*	28,484	0	*
John Ackroyd	5,303	*	5,303	0	*
Heinrich Betz	276	*	276	0	*
Frank Black	751	*	751	0	*
Patrick Owen Burns	3,535	*	3,535	0	*
Elizabeth Byerley	44	*	44	0	*
William Catterall	884	*	884	0	*
John Barklie Clements	442	*	442	0	*
Joseph Coyle	368	*	368	0	*
Gordon Duckworth	530	*	530	0	*
Edward Ferry	608	*	608	0	*
Robert Forbes	840	*	840	0	*
Michael Galdzicki	809	*	809	0	*
Bruce Galton	23,435	*	3,435	20,000	*
Ramon Garcia	37	*	37	0	*
Krishakali Ghosh	5,745	*	5,745	0	*
Elizabeth Haley	133	*	133	0	*
Sidney Hecht	14,564	*	14,564	0	*
Frances Hendren	133	*	133	0	*
Yeng Him	117	*	117	0	*
Anne Hoeck	221	*	221	0	*
Linda Hoeck	972	*	972	0	*
Gary Keaveney	221	*	221	0	*
Angelina Kline-Burgess	10	*	10	0	*
Angus Iain Lamond	552	*	552	0	*
Kenneth Mcfarlane	618	*	618	0	*
Gerald Martin	618	*	618	0	*
Edward McCrindle	177	*	177	0	*
Michelle McGready	398	*	398	0	*
Karen McKinnon	89	*	89	0	*
Emma Miller	89	*	89	0	*
Robert Molinari	539	*	539	0	*
David Nicolson	221	*	221	0	*
Michael O'Kane	707	*	707	0	*
Laszlo Otvos	884	*	884	0	*
Brian Paine & Jennifer Kennedy Paine JT TEN	6	*	6	0	*
Xue-Feng Pei	558	*	558	0	*
Colin Reese	552	*	552	0	*
Kenner Rice	405	*	405	0	*
David Rodger	486	*	486	0	*
Francis J. Schmidt & Sharon Stevens JT TEN	552	*	552	0	*
Peter Sears	10,249	*	249	10,000	*
David Vincent	221	*	221	0	*
Douglas Walker	618	*	618	0	*
Eileen Welsh	133	*	133	0	*

Paul West	133	*	133	0	*
Allison Wylie	133	*	133	0	*
Logan Young	972	*	972	0	*
Pei-Zhuo Zhang	618	*	618	0	*
TLP Leasing Programs, Inc.	500	*	500	0	*
Silicon Valley Bank	2,000	*	2,000	0	*
Brenda K. Stroup	7	*	7	0	*

*
less than 1%

PLAN OF DISTRIBUTION

    The selling stockholders or their donees or pledgees may sell their shares of our common stock from time to time. The selling stockholders will act independently of us in making decisions regarding the timing, manner and size of each sale. The sales may be made on the Nasdaq National Market or in the over-the-counter market or otherwise, at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The selling stockholders may effect such transactions by selling the shares to or through broker-dealers. The shares may be sold by one or more of, or a combination of, the following:

  •
  a block trade in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction,

  •
  purchases by a broker-dealer as principal and resale by such broker-dealer for its account under this prospectus,

  •
  an exchange distribution in accordance with the rules of such exchange,

  •
  ordinary brokerage transactions and transactions in which the broker solicits purchasers, and

  •
  in privately negotiated transactions.

    To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In effecting sales, broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in the resales. The selling stockholders may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise. In these transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with selling stockholders. The selling stockholders also may sell shares short and redeliver the shares to close out such short positions. The selling stockholders may enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer such shares under this prospectus. The selling stockholders also may lend or pledge their shares to a broker-dealer. The broker-dealer may sell the shares so lent, or upon a default the broker-dealer may sell the pledged shares under this prospectus.

    Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from selling stockholders. Broker-dealers or agents may also receive compensation from the purchasers of the shares for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with the sale. Broker-dealers or agents and any other participating broker-dealers or the selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933 (the "Securities Act") in connection with sales of the shares. Accordingly, any such commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act. Because selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale under Rule 144 promulgated under the Securities Act may be sold under Rule 144 rather than under this prospectus. The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities. There is no underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholders.

    The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

    Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of such distribution. In addition, each selling stockholder will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling stockholders. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver copies of this prospectus to purchasers at or prior to the time of any sale of the shares.

    We will file a supplement to this prospectus, if required, to comply with Rule 424(b) under the Securities Act upon being notified by a selling stockholder that any material arrangements have been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer. Such supplement will disclose:

  •
  the name of each such selling stockholder and of the participating broker-dealer(s),

  •
  the number of shares involved,

  •
  the price at which such shares were sold,

  •
  the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable,

  •
  that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and

  •
  other facts material to the transaction.

    In addition, upon being notified by a selling stockholder that a donee or pledgee intends to sell more than 500 shares, we will file a supplement to this prospectus.

    We will bear all costs, expenses and fees in connection with the registration of the shares. We agreed to indemnify and hold the selling stockholders harmless against certain liabilities under the Securities Act that could arise in connection with the sale by the selling stockholders of the shares. The selling stockholders will bear all commissions and discounts, if any, attributable to the sales of the shares. The selling stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

LEGAL MATTERS

    The validity of the common stock offered by this prospectus will be passed upon for us by Kutak Rock LLP, Omaha, Nebraska.

EXPERTS

    The financial statements incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 2000 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference and has been so incorporated, in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy the materials we file at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: Seven World Trade Center, Room 1400, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, Room 1024, at prescribed rates. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, we are required to file electronic versions of these documents with the Commission through the Commission's Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system. The Commission maintains an internet site at http:/ /www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

    We have filed a registration statement, of which this prospectus is a part, covering the securities offered hereby. As allowed by Commission rules, this prospectus does not contain all the information set forth in the registration statement and the exhibits, financial statements and schedules thereto. We refer you to the registration statement, the exhibits, financial statements and schedules thereto for further information. This prospectus is qualified in its entirety by such other information.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The Commission allows us to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the Commission under the Securities Exchange Act of 1934 (the "Exchange Act"). The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information in this prospectus. We have filed our annual report on Form 10-K for the year ended December 31, 2000, our quarterly reports on Form 10-Q for the quarters ended March 31, 2001, and June 30, 2001, our report on Form 8-K dated May 29, 2001 and our proxy statement dated May 23, 2001 with the Commission (File No. 000-30975), and these documents are incorporated herein by reference.

    Any documents we file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering of the securities to which this prospectus relates will automatically be deemed to be incorporated by reference in this prospectus and to be part hereof from the date of filing those documents. Any statement contained in this prospectus or in a document incorporated by reference shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus or in any other document which is also incorporated by reference modifies or supersedes that statement.

    You may obtain copies of all documents which are incorporated in this prospectus by reference (other than the exhibits to those documents which are not specifically incorporated by reference herein) without charge by writing or calling Mr. Mitchell L. Murphy, at Transgenomic, Inc., 12325 Emmet Street, Omaha, NE, 68164, telephone number (402) 452-5400.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution
	Securities and Exchange Commission filing fees	$8,772
	Legal fees and expenses	15,000
	Accounting fees and expenses	10,000
	Printing and engraving	10,000
	Miscellaneous expenses	1,000

	Total	$44,772
Item 15.	Indemnification of Directors and Officers.

    Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933.

    As permitted by the Delaware General Corporation Law, the Registrant's First Restated Certificate of Incorporation eliminates the personal liability of its directors for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director's duty of loyalty to the Registrant or its stockholders, (2) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the Delaware General Corporation Law (regarding unlawful dividends and stock purchases) or (4) for any transaction from which the director derived an improper personal benefit. If the Delaware General Corporation Law is amended to authorize further elimination or limiting of directors' personal liability, then the First Amended and Restated Certificate provides that the personal liability of directors will be eliminated or limited to the fullest extent provided under the Delaware General Corporation Law.

    As permitted by the Delaware General Corporation Law, the Registrant's First Amended and Restated Certificate of Incorporation and its Bylaws provide that (1) the Registrant is required to indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to certain very limited exceptions, (2) the Registrant may indemnify its other employees and agents as set forth in the Delaware General Corporation Law, (3) the Registrant is required to advance expenses, as incurred, to its directors and executive officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to certain conditions and (4) the rights conferred by the First Amended and Restated Certificate of Incorporation and Bylaws are not exclusive.

    The Delaware General Corporation Law authorizes a corporation to indemnify its directors and officers provided that the corporation shall not eliminate or limit the liability of a director as follows:

  (a)
  for any action brought by or in the right of a corporation where the director or officer is adjudged to be liable to the corporation, except where a court determines the director or officer is entitled to indemnity;

  (b)
  for acts or omissions not in good faith or which involve conduct that the director or officer believes is not in the best interests of the corporation;

  (c)
  for knowing violations of the law;

  (d)
  for any transaction from which the directors derived an improper personal benefit; and

  (e)
  for payment of dividends or approval of stock repurchases or redemptions leading to liability under Section 174 of the Delaware General Corporation Law.

    The Delaware General Corporation Law requires a corporation to indemnify a director or officer to the extent that the director or officer has been successful, on the merits or otherwise, in defense of any action, suit or proceeding for which indemnification is lawful.

    The Company maintains a director and officer insurance policy which insures the directors and officers of the Company against damages, judgments, settlements and costs incurred by reason of certain wrongful acts committed by such persons in their capacities as directors and officers.

Item 16.  Exhibits.

2.1	Asset Purchase Agreement, dated May 16, 2000 between the Registrant and SD Acquisition Inc. (incorporated by reference to Exhibit 2 to Amendment No. 1 to Registration Statement on Form S-1 (Registration No. 333-32174) as filed on May 17, 2000)
2.2	Agreement and Plan of Merger, dated as of April 30, 2001 among Transgenomic, Inc., TBIO Nebraska, Inc., TBIO, Inc. and Annovis, Inc. (incorporated by reference to Exhibit 2.1 to Report on Form 8-K (Registration No. 000-30975) as filed on May 31, 2001)
2.3	Addendum to Agreement and Plan of Merger, dated as of May 18, 2001 among Transgenomic, Inc., TBIO Nebraska, Inc., TBIO, Inc. and Annovis, Inc. (incorporated by reference to Exhibit 2.2 to Report on Form 8-K (Registration No. 000-30975) as filed on May 31, 2001)
4	Form of Certificate of the Registrant's Common Stock (incorporated by reference to Exhibit 4 to Registration Statement on Form S-1 (Registration No. 333-32174) as filed on March 10, 2000)
5	Opinion of Kutak Rock LLP
23(a)	Consent of Deloitte & Touche LLP
23(b)	Consent of Kutak Rock LLP (included as part of opinion filed as Exhibit 5).
24	Powers of Attorney (included on page II-5 of this Registration Statement).

Item 17.  Undertakings.

  (a)
  We undertake:

  (1)
  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

  (i)
  to include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

  (ii)
  to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement;

  (iii)
  to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement (notwithstanding the foregoing, any increase or decrease in volume of securities (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" in this registration statement); provided, however, that the undertakings set forth in paragraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to section 13 or section 15(d) of the

II–2

      Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

  (2)
  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3)
  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  (b)
  That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (h)
  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referred to in Item 15 (other than the insurance policies referred to therein), or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted against the Registrant by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

II–3

SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Omaha, State of Nebraska, on the 24th day of September, 2001.

TRANSGENOMIC, INC.
BY:	/S/ COLLIN J. D'SILVA Collin J. D'Silva President and Chief Executive Officer

    Each person whose signature appears below hereby authorizes Collin J. D'Silva and Gregory J. Duman, and each of them individually, as attorney-in-fact, to sign on his behalf, individually and in each capacity stated below, any amendment, including post-effective amendments to this registration statement, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission.

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on the 24th day of September, 2001.

Signature	Title

/s/ COLLIN J. D'SILVA Collin J. D'Silva	Chairman of the Board, Director, President and Chief Executive Officer (Principal Executive Officer)
/s/ GREGORY J. DUMAN Gregory J. Duman	Chief Financial Officer, Director (Principal Financial Officer)
/s/ STEPHEN F. DWYER Stephen F. Dwyer	Director
/s/ JEFFREY SKLAR Jeffrey Sklar, M.D., Ph.D.	Director
/s/ ROLAND J. SANTONI Roland J. Santoni	Director
Parag Saxena	Director

II–4

EXHIBIT INDEX

Exhibit No.	Description

2.1	Asset Purchase Agreement, dated May 16, 2000 between the Registrant and SD Acquisition Inc. (incorporated by reference to Exhibit 2 to Amendment No. 1 to Registration Statement on Form S-1 (Registration No. 333-32174) as filed on May 17, 2000)
2.2
Agreement and Plan of Merger, dated as of April 30, 2001 among Transgenomic, Inc., TBIO Nebraska, Inc., TBIO, Inc. and Annovis, Inc. (incorporated by reference to Exhibit 2.1 to Report on Form 8-K (Registration No. 000-30975) as filed on May 31, 2001)
2.3
Addendum to Agreement and Plan of Merger, dated as of May 18, 2001 among Transgenomic, Inc., TBIO Nebraska, Inc., TBIO, Inc. and Annovis, Inc. (incorporated by reference to Exhibit 2.2 to Report on Form 8-K (Registration No. 000-30975) as filed on May 31, 2001)
4	Form of Certificate of the Registrant's Common Stock (incorporated by reference to Exhibit 4 to Registration Statement on Form S-1 (Registration No. 333-32174) as filed on March 10, 2000)
5	Opinion of Kutak Rock LLP as to the legality of the securities.
23(a)	Consent of Deloitte & Touche LLP
23(b)	Consent of Kutak Rock LLP (contained in opinion of counsel filed as Exhibit 5).
24	Powers of Attorney (included on page II-5 of this Registration Statement).

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QuickLinks

TABLE OF CONTENTS
PROSPECTUS SUMMARY
Shares to be Sold by Selling Stockholders
RISK FACTORS
FORWARD-LOOKING STATEMENTS
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
EXHIBIT INDEX